UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 2

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) or 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MWI VETERINARY SUPPLY, INC.
(Name of Subject Company (Issuer))

ROSCOE ACQUISITION CORP.
a wholly owned subsidiary of

AMERISOURCEBERGEN CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

55402X105
(CUSIP Number of Class of Securities)

John G. Chou, Esq.
Executive Vice President and General Counsel
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA
(610) 727-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Damien R. Zoubek, Esq.
Robert I. Townsend III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,455,986,170	$285,385.60

(1)
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $190.00 (i.e., the per share tender offer price) by (y) the sum of (a) 12,913,187, the number of shares of common stock issued and outstanding, (b) 11,726, the number of shares of common stock issuable upon exercise of outstanding stock options and (c) 1330, the number of shares of common stock issuable under MWI’s employee stock purchase plan in respect of the current offering period, based on current participant salary deferrals. The foregoing share figures have been provided by the issuer to the offerors and are as of January 21, 2015, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2015, issued September 30, 2014, by multiplying the transaction value by 0.0001162.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $285,385.60	Filing Party: AmerisourceBergen Corporation and Roscoe Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: January 26, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by: (i) Roscoe Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of AmerisourceBergen Corporation, a Delaware corporation (“AmerisourceBergen” or “Parent”) and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 26, 2015 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of MWI Veterinary Supply, Inc., a Delaware corporation (“MWI”), at a price of $190.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.   ADDITIONAL INFORMATION

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by amending and restating in its entirety the section entitled “Litigation” in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase to read as follows:

“Litigation.  On February 3, 2015, Winners Circle Investment Club filed a purported stockholder class action against MWI, Parent, Purchaser and the MWI Board in the Court of Chancery of the State of Delaware.  The case is captioned Winners Circle Investment Club v.MWI Veterinary Supply, Inc. et al., No. 10608.  Winners Circle Investment Club’s lawsuit alleges that the MWI Board breached its fiduciary duties in evaluating, negotiating, and approving the transactions contemplated by the Merger Agreement and by causing the dissemination of purportedly materially misleading information about such transactions.  Winners Circle Investment Club also alleges that MWI, Parent and Purchaser aided and abetted those breaches of fiduciary duties.  Winners Circle Investment Club seeks to enjoin or rescind such transactions and requests attorneys’ fees and damages in an unspecified amount.  The defendants believe these claims are without merit and intend to vigorously defend against these claims.  If additional similar complaints are filed, absent new or different allegations that are material, Parent and Purchaser will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2015

ROSCOE ACQUISITION CORP.

By:	/s/ John G. Chou
	Name:	John G. Chou
	Title:	Executive Vice President and General Counsel

AMERISOURCEBERGEN CORPORATION

By:	/s/ John G. Chou
	Name:	John G. Chou
	Title:	Executive Vice President and General Counsel